Q4 2017 Additional Information: Debt 1 Note: Numbers may not add due to rounding Net debt breakdown - Unaudited Exhibit 99.2 €B Sept. 30, ‘17 Dec. 31, ‘17 Cons. Ind. Fin. Cons. Ind. Fin. 18.5 16.4 2.1 Gross debt* 17.7 15.2 2.5 (0.2) (0.2) (0.0) Derivatives M-to-M, Net (0.2) (0.2) (0.0) (12.0) (11.8) (0.2) Cash & marketable securities (12.8) (12.6) (0.2) 6.3 4.4 1.9 Net debt 4.7 2.4 2.3 * Net of intersegment receivables and receivables from jointly-controlled financial services companies (at consolidated level € 0.3B in December 2017 and € 0.2B at September 2017)

Q4 2017 Additional Information: Debt 2 Note: Numbers may not add due to rounding Outstanding Sept. 30, ’17 Outstanding Dec. 31, ’17 18.6 Cash maturities 17.7 7.2 Bank debt 7.2 10.3 Capital market debt 9.8 1.0 Other debt 0.7 0.1 Asset-backed financing 0.4 0.0 Accruals (0.1) 18.6 Debt vs Third Parties 18.0 (0.2) Fin. rec. from jointly-controlled Fin. Serv. companies (0.3) 18.5 Debt (net of Fin. rec. from jointly-controlled Fin. Serv. Companies) 17.7 (12.0) Cash & marketable securities (12.8) (0.2) Derivatives (assets)/liabilities (0.2) 6.3 Net debt 4.7 7.6 Undrawn committed revolving facilities 7.6 Debt breakdown- Unaudited €B

Q4 2017 Additional Information: Debt 3 Debt maturity schedule - Unaudited €B Outstanding Dec. 31 ‘17 2018 2019 2020 2021 2022 Beyond 7.2 Bank debt 4.4 1.0 0.5 0,4 0.3 0.5 9.8 Capital market debt 2.0 1.6 1.3 1.0 1.4 2.5 0.7 Other debt 0.5 0.2 0.1 0.0 0.0 0.0 17.7 Total cash maturities * 6.9 2.8 1.8 1.4 1.7 3.0 12.8 Cash and marketable securities 7.6 Undrawn committed revolving facilities 20.4 Total available liquidity 7.9 Sale of receivables (IFRS de-recognition compliant) 4.9 of which receivables sold to financial services JVs (FCA Bank) Note: Numbers may not add due to rounding * Excludes accruals and asset back financing (€ 0.4B in December 2017). Total Third Parties debt € 18B)